SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 2)

Chindex International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

169467107
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107	13D	Page 2 of 8 Pages
1		NAMES OF REPORTING PERSONS TPG Asia Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 169467107		13D	Page 3 of 8 Pages
1			NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 169467107		13D	Page 4 of 8 Pages
1			NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on February 27, 2014, as amended and supplemented by Amendment No. 1 filed on April 21, 2014 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter with respect to the Common Stock and Class B Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the third and fourth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

Messrs. Bonderman and Coulter are officers and sole stockholders of Asia Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to Asia Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to have beneficially owned any equity of the Issuer that may have been deemed to be beneficially owned by Asia Advisors VI.

As further described in Item 4 below, prior to the effective time of the Merger (as defined below) (the “Effective Time”), the Reporting Persons may have been deemed to (a) be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun Industrial Co., Limited (“Fosun Industrial”), Ms. Roberta Lipson and her affiliated trusts (together with Fosun Industrial, the “Rollover Investors”), Ms. Elyse Silverberg, Mr. Lawrence Pemble and certain Additional Rollover Stockholders (as defined below) (the Rollover Investors, Ms. Silverberg, Mr. Pemble and the Additional Rollover Stockholders, each a “Stockholder” and collectively, the “Stockholders”) and the Reporting Persons and (b) beneficially own (i) the 3,157,163 shares of Common Stock beneficially owned by Fosun Industrial, (ii) the 250,471 shares of Common Stock and 660,000 shares of Class B Common Stock beneficially owned by Ms. Lipson and her affiliated trusts, (iii) the 225,106 shares of Common Stock and 390,750 shares of Class B Common Stock beneficially owned by Ms. Silverberg, (iv) the 66,956 shares of Common Stock and 111,750 shares of Class B Common Stock beneficially owned by Mr. Pemble, and (v) the 124,990 shares of Common Stock beneficially owned by the Additional Rollover Stockholders. Each holder of Class B Common Stock is entitled to six votes for each share held by such holder, and the shares of Class B Common Stock are convertible at any time into shares of Common Stock on a one-to-one basis. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Stockholders or any other person, and does not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with the Stockholders or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Common Shares beneficially owned by the Stockholders or any other person or is a member of a group with the Stockholders or any other person.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the penultimate paragraph of Item 4:

“Closing of Transaction

On September 16, 2014, a special meeting of the stockholders (the “Special Meeting”) of the Issuer was held at One Battery Park Plaza, New York, NY 10004. At the Special Meeting, the stockholders of the Issuer voted to approve the Amended Merger Agreement and the transactions contemplated thereby, including the Merger, by (i) the affirmative vote of the holders of a majority of the voting power of the outstanding Common Shares, voting as a single class, and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding Common Shares not owned, directly or indirectly, by the following stockholders, voting as a single class: (v) holders of shares of Class B Common Stock of the Issuer, (w) Parent or Merger Sub, (x) the officers and directors of the Issuer (other than the members of the Transaction Committee of the Board of Directors of the Issuer), (y) Ms. Lipson, the Benjamin Lipson Plafker Trust, the Daniel Lipson Plafker Trust, the Jonathan Lipson Plafker Trust, the Ariel Benjamin Lee Trust, Fosun Industrial, 49 employees of the Issuer as agreed between Parent and the Issuer (the “Additional Rollover Stockholders”) and any other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (z) any affiliates or associates of any of the foregoing.

On September 29, 2014, the Issuer and Merger Sub filed a Certificate of Merger with the Secretary of State of Delaware, pursuant to which Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

At the Effective Time, pursuant to the terms of the Amended Merger Agreement, (i) Common Shares held by the Parent, Merger Sub and any other subsidiary of Parent, including each Common Share contributed to Parent by the Rollover Investors and each Common Share contributed to Parent by the Additional Rollover Stockholders and Common Shares held in the treasury of the Issuer or owned by any Issuer’s subsidiary were cancelled and no consideration was delivered in exchange therefor, and (ii) each outstanding Common Share (excluding any cancelled Common Shares pursuant to (i) and any Common Shares held by a dissenting shareholder of the Issuer who shall have complied with the provisions of Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to $24.00, without interest.

As a result of the Merger, all of the Common Shares that the Reporting Persons may have been deemed to beneficially own prior to the Effective Time were either cancelled without consideration or cancelled and converted into the right to receive an amount in cash equal to $24.00 per Common Share, pursuant to the terms of the Amended Merger Agreement. Parent, owns all of the outstanding shares of the surviving corporation.

As a result of the Merger, the Common Shares of the Issuer will no longer be listed on any securities exchange or quotation system, including NASDAQ. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the Commission, the registration of the Common Shares of the Issuer and the reporting obligations of the Issuer under the Exchange Act will be terminated.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) As a result of the Merger, all of the Common Shares that the Reporting Persons may have been deemed to beneficially own prior to the Effective Time were either cancelled without consideration or cancelled and converted into the right to receive an amount in cash equal to $24.00 per Common Share, pursuant to the terms of the Amended Merger Agreement.

As further described in Item 2, pursuant to Rule 13d-3 under the Act, prior to the Effective Date the Reporting Persons may have been deemed to beneficially own 3,824,686 shares of Common Stock and 1,162,500 shares of Class B Common Stock beneficially owned by the Stockholders.”

This Amendment amends and restates the sixth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) At the Effective Time, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2014

TPG Asia Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July l, 2013, which was previously filed with the Commission as an exhibit to a schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule l3D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter, dated as of February 27, 2014.
  Agreement and Plan of Merger, dated February 17, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Commission as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).
  Support Agreement, dated February 17, 2014, by and among Fosun Industrial Co., Limited, Roberta Lipson, Elyse Silverberg, Lawrence Pemble, Healthy Harmony Holdings, L.P. and TPG Asia VI, L.P. (previously filed with the Commission as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).
  Limited Guarantee, dated February 17, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.
  Equity Commitment Letter, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Pipeline Letter of Commitment, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Waiver Agreement, dated February 17, 2014, between TPG Global, LLC and Chindex International, Inc.
  Proposal Letter, dated April 17, 2014, from Healthy Harmony Holdings, L.P. to Chindex International, Inc.
  Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Commission as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 18, 2014).
  Letter Agreement, dated April 18, 2014, among TPG Asia Advisors VI, Inc., Fosun Industrial Co., Limited and Roberta Lipson.
  Amended and Restated Limited Guarantee, dated April 18, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.
  Amended and Restated Equity Commitment Letter, dated April 18, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Waiver Agreement, dated April 18, 2014, between TPG Global, LLC and Chindex International, Inc.
  Agreement, dated April 18, 2014, among TPG Asia VI, L.P., Healthy Harmony Holdings, L.P. and Fosun Industrial Co., Limited.